Exhibit 99.1

Regulatory release

Three and twelve month period ended December 31, 2015

Unaudited Condensed Financial Report

On February 4, 2016, Royal Dutch Shell plc released the Unaudited Condensed Financial Report for the three and twelve month period ended December 31, 2015 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

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Royal Dutch Shell plc	Unaudited Condensed Financial Report	4